UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2010
DEUTSCHE BANK CORPORATION
(Translation of Registrant’s name into English)
DEUTSCHE BANK AKTIENGESELLSCHAFT
Theodor-Heuss-Allee 70
60486 Frankfurt am Main
Germany
(Address of Registrant’s principal executive offices)
DEUTSCHE BANK CONTINGENT CAPITAL TRUST V
(Exact name of Registrant as specified in its charter)
60 Wall Street
New York, New York 10005
(Address of Registrant’s principal executive offices)
DEUTSCHE BANK CONTINGENT CAPITAL LLC V
(Exact name of Registrant as specified in its charter)
60 Wall Street
New York, New York 10005
(Address of Registrant’s principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes ☐ No ☑
The Information contained in this Report is incorporated by reference into Registration Statement No. 333-162195.

SIGNATURES
INDEX TO EXHIBITS
Exhibit 1.3
Exhibit 4.10
Exhibit 5.3
Exhibit 8.1

Explanatory Note
This 6-K contains the following exhibits, which are hereby incorporated by reference as Exhibits 1.3, 4.10, 5.3, 8.1, 23.1 and 23.3, respectively, to the Registration Statement of Deutsche Bank Aktiengesellschaft, Deutsche Bank Contingent Capital Trust V and Deutsche Bank Contingent Capital LLC V on Form F-3, Registration No. 333-162195, Registration No. 333-162195-03 and Registration No. 333-162195-04, as most recently amended on March 11, 2010.

Item 1.3	Purchase Agreement.

Item 4.10	Form of Subordinated Debt Obligation issued in connection with certain Capital Securities.

Item 5.3	Opinion of Richards, Layton & Finger, P.A.

Item 8.1	Opinion of Cleary Gottlieb Steen & Hamilton LLP regarding tax matters.

Item 23.1	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Item 8.1).

Item 23.3	Consent of Richards, Layton & Finger, P.A (included in Item 5.3).
Forward-looking statements contain risks
     This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
     By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our management agenda, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 16, 2010 on pages 7 through 17 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2010	DEUTSCHE BANK CONTINGENT CAPITAL TRUST V

	By:	/s/ Richard W. Ferguson

	Name:	Richard W. Ferguson
	Title:	Regular Trustee

	By:	/s/ Joseph J. Rice

	Name:	Joseph J. Rice
	Title:	Regular Trustee
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2010	DEUTSCHE BANK CONTINGENT CAPITAL LLC V

	By:	/s/ Helmut Mannhardt

	Name:	Helmut Mannhardt
	Title:	Vice President

	By:	/s/ Anjali Thadani

	Name:	Anjali Thadani
	Title:	Vice President
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2010	DEUTSCHE BANK AKTIENGESELLSCHAFT

	By:	/s/ Jonathan Blake

	Name:	Jonathan Blake
	Title:	Managing Director, Global Head of Debt Issuance

	By:	/s/ Joseph C. Kopec

	Name:	Joseph C. Kopec
	Title:	Attorney-in-Fact

DEUTSCHE BANK CORPORATION
DEUTSCHE BANK CONTINGENT CAPITAL TRUST V
DEUTSCHE BANK CONTINGENT CAPITAL LLC V
INDEX TO EXHIBITS

Item 1.3	Purchase Agreement.

Item 4.10	Form of Subordinated Debt Obligation issued in connection with certain Capital Securities.

Item 5.3	Opinion of Richards, Layton & Finger, P.A.

Item 8.1	Opinion of Cleary Gottlieb Steen & Hamilton LLP regarding tax matters.

Item 23.1	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Item 8.1).

Item 23.3	Consent of Richards, Layton & Finger, P.A (included in Item 5.3).